Hughes Hubbard & Reed LLP One Battery Park Plaza New York, New York 10004-1482 Telephone: +1 (212) 837-6000 Fax: +1 (212) 422-4726 hugheshubbard.com

VIA EDGAR

August 9, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Patrick Faller and Brittany Ebbertt

Re:	CF Acquisition Corp. VI

Registration Statement on Form S-4

Initially Filed February 14, 2022

File No. 333-262725

Dear Mr. Faller and Ms. Ebbertt:

On behalf of CF Acquisition Corp. VI (the “Company” or “CF VI”), in this letter, we are responding to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 29, 2022, regarding the Company’s Amendment No. 4 to Registration Statement on Form S-4, File No. 333-262725, filed with the Commission on August 1, 2022 (the “Prior Registration Statement”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the Staff’s comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment”), which is being filed with the Commission contemporaneously with the submission of this letter.

General

1.	Refer to your disclosure in the third to final paragraph in the Notice of Special Meeting. Where you disclose that Mr. Pavlovski will hold 85% of the voting power of the Combined Entity’s capital stock, disclose that Mr. Pavlovski will be the sole recipient of Class D shares issued at closing, the number of votes per share of the Class D Common Stock will not be determined until closing, and that the number of votes per share will be affected by the number of shares being redeemed in connection with the business combination. Also, state clearly that you are employing a novel capital structure with multiple classes of common stock and explain why the Class D Common Stock is being issued to Mr. Pavlovski with this governance structure.

Response: The Company acknowledges the Staff’s comment and responsive disclosure has been added to the Notice of Special Meeting section.

Summary of the Proxy Statement/Prospectus, page 26

2.	We note your revised disclosure on page 28 indicating that because of the mandatory redemption of Class D Common stock upon the transfer of any Class A Common Stock or ExchangeCo Exchangeable Shares held by Mr. Pavlovski “the more rapidly Mr. Pavlovski will decrease his voting power upon third party transfers of Class A Common Stock or ExchangeCo Exchangeable Shares following the Closing.” Revise your disclosure to more precisely quantify how the economic ownership of Mr. Pavlovski may deviate significantly from his voting power in the Combined Entity. In doing so:

	●	Please include an illustrative graph or table with specific scenarios to show how Mr. Pavlovski's control of the company will fluctuate depending on the number of votes assigned to the Class D Common Stock at Closing (which depends on the number of redemptions and redemption price) and the rate at which he disposes of his Class A and Class C shares after the closing of the Business Combination. Illustrate under what circumstances Mr. Pavlovski retains majority control of the Combined Entity after Closing. Provide this disclosure based on each of your redemption scenarios (which assume the Class D Common Stock will be entitled to 11.250, 10.518, and 9.786 votes per share as disclosed on page 11).

	●	Provide risk factor disclosure that thoroughly addresses the potential risks and conflicts of interest presented by the ability of Mr. Pavlovski to retain majority control of the Combined Entity's voting power while reducing, potentially significantly, his economic interest in the company’s shares.

	●	Include disclosure in your “Questions and Answers About the Proposals” describing how the mandatory redemption provisions in the Combined Entity Charter will impact Mr. Pavlovski's control over the Combined Entity in the future.

Response: The Company acknowledges the Staff’s comments, and responsive disclosure has been added to the Amendment, including on pages 12, 28-29 and 83.

3.	We note your revised disclosure on page 141 indicating that “[t]he revenue assumptions utilized in the Future Illustrative Valuation Analysis were based on the following assumptions for Rumble’s U.S. MAUs and Rumble’s U.S. Monthly ARPU as provided by Rumble.” You also state that CF&Co. used an estimate of Rumble U.S. MAUs and U.S. Monthly ARPU to “calculate Rumble's potential revenue.” You advise in response to prior comment 2 that “neither the CF VI Board nor CF&Co. relied upon any potential advertising revenue estimates not disclosed in the Amendment.” However, your disclosure does not appear to identify the actual revenue estimates that were used in the analysis. With a view towards revised disclosure, clarify how your presentation includes “Rumble's potential revenue” calculations. Specify the actual “revenue assumptions utilized” in the Future Illustrative Valuation analysis that were based on Rumble's U.S. MAUs and Rumble’s U.S. Monthly ARPU so investors can ascertain the basis for your projections.

Response: The Company acknowledges the Staff’s comment and responsive disclosure has been added to pages 142-143.

***

We thank the Staff for its review of the foregoing and the Amendment. If you have further comments, please feel free to contact the undersigned by email at gary.simon@hugheshubbard.com or by telephone at (212) 837-6770.

Sincerely,

HUGHES HUBBARD & REED LLP

/s/ Gary J. Simon
Gary J. Simon
Partner

Cc:	CF Acquisition Corp. VI

Willkie Farr & Gallagher LLP

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